EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2012

	Earnings before fixed charges:
	Income before allocation of noncontrolling interest
	and income from investments in unconsolidated
	subsidiaries	$73,382
Add:	Interest expense	57,691
	Depreciation expense on capitalized interest	803
	Amortization of deferred
	financing costs	2,418

	Earnings before fixed charges	$134,294

	Fixed charges:
	Interest expense	$57,691
	Amortization of deferred financing charges	2,418
	Capitalized interest	3,852

	Fixed charges	63,961

	Preferred unit distributions	7,479

	Combined fixed charges	$71,440

	Ratio of earnings to fixed charges	2.10

	Ratio of earnings to combined fixed charges	1.88